Exhibit 99.1

ESSA Pharma Announces Senior Leadership Changes

Houston, TX and Vancouver, Canada, (January 7th, 2016) - ESSA Pharma Inc. (“ESSA” or the “Company”) (TSX: EPI; NASDAQ: EPIX) announced today that Dr. David Parkinson has been appointed as the company’s President and Chief Executive Officer effective immediately, replacing Mr. Bob Rieder who has announced his departure from the company and resignation from the Board of Directors. Prior to today, Dr. Parkinson has been serving as a Director of the Company and he will continue acting in that capacity.

David Parkinson has significant experience in the development of novel approaches to cancer therapy. He has served as Vice President, Global Clinical Oncology for Novartis, and as Vice President, Oncology Development at Amgen. During his tenures at Amgen and Novartis, Dr. Parkinson was responsible for clinical development activities leading to a series of successful global drug registrations for important cancer therapeutics, including Gleevec, Femara, Zometa, Kepivance, and Vectibix. In addition, Dr. Parkinson has also served as the Sr. Vice President, Oncology Research and Development at Biogen Idec and as the CEO of the diagnostics company Nodality. Most recently he has been serving as a venture partner at New Enterprise Associates, Inc. (NEA).

ESSA’s Chairman of the Board Richard Glickman stated, “I am thrilled that David has agreed to lead ESSA’s next phase of growth and that he shares our vision and enthusiasm for the potential of ESSA’s EPI-506 in the treatment of metastatic castration resistant prostate cancer”.

Prior to joining industry, Dr. Parkinson worked at the National Cancer Institute from 1990 to 1997, serving as Chief of the Investigational Drug Branch, then as Acting Associate Director of the Cancer Therapy Evaluation Program. He is a past Chairman of the Food & Drug Administration (FDA) Biologics Advisory Committee, a past member of the FDA’s Science Board, and is a recipient of numerous awards including the FDA's Cody Medal.

Richard Glickman also stated, “The Board also expresses its gratitude and sincere appreciation of the efforts, commitment and leadership that Bob Rieder has provided in the translation of the BC Cancer Agency’s research discoveries into a clinical stage program of a novel therapeutic agent that has significant promise for men undergoing treatment for prostate cancer.”

Contact Information :

David S. Wood

Chief Financial Officer, ESSA Pharma Inc.

T: 778-331-0962

E: dwood@essapharma.com

About ESSA Pharma Inc.

ESSA Pharma is a clinical-stage pharmaceutical company focused on developing novel and proprietary therapies for the treatment of castration resistant prostate cancer (“CRPC”) in patients whose disease is progressing despite treatment with current therapies. ESSA believes that its product candidate, EPI-506, can significantly expand the interval of time in which patients suffering from CRPC can benefit from hormone-based therapies. EPI-506 acts by disrupting the androgen receptor (“AR”) signaling pathway, which is the primary pathway that drives prostate cancer growth. We have shown that EPI-002, the primary metabolite of EPI-506, prevents AR activation by binding selectively to the N-terminal domain (“NTD”) of the AR. A functional NTD is essential for activation of the AR. Blocking the NTD prevents activation of the AR by all of the three known mechanisms of activation. In pre-clinical studies, blocking the NTD has demonstrated the capability to overcome the known AR-dependent mechanisms of CRPC. ESSA was founded in 2009 and is located in Vancouver, British Columbia and Houston Texas.

About Prostate Cancer

Prostate cancer is the second-most commonly diagnosed cancer among men and the fifth most common cause of male cancer death worldwide (Globocan, 2012). Adenocarcinoma of the prostate is dependent on androgen for tumor progression and depleting or blocking androgen action has been a mainstay of hormonal treatment for over six decades. Although tumors are often initially sensitive to medical or surgical therapies that decrease levels of testosterone (for example, ADT), disease progression despite castrate levels of testosterone generally represents a transition to the lethal variant of the disease (mCRPC) and most patients ultimately succumb to the illness. The treatment of mCRPC patients has evolved rapidly over the past five years; despite these advances, additional treatment options are needed to improve clinical outcomes in patients, particularly those who fail existing treatments including abiraterone or enzalutamide, or those that have contraindications to receive those drugs. Over time, patients with mCRPC generally experience continued disease progression, worsening pain, leading to substantial morbidity and limited survival rates. In both in vitro and in vivo studies, ESSA's novel approach to blocking the androgen pathway has been shown to be effective in blocking tumor growth when current therapies are no longer effective.

Forward-Looking Statement Disclaimer

This release contains certain information which, as presented, constitutes "forward-looking information" within the meaning of applicable Canadian securities laws. Forward-looking information involves statements that relate to future events and often addresses expected future business and financial performance, containing words such as "anticipate", "believe", "plan", "estimate", "expect", and "intend", statements that an action or event "may", "might", "could", "should", or "will" be taken or occur, or other similar expressions and includes, but is not limited to, statements about the Company’s upcoming Phase 1/2 clinical trial; receipt of CPRIT funds; and the implementation of the Company’s business model and strategic plans.

Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of ESSA to control or predict, and which may cause ESSA’s actual results, performance or achievements to be materially different from those expressed or implied thereby. Such statements reflect ESSA’s current views with respect to future events, are subject to risks and uncertainties and are necessarily based upon a number of estimates and assumptions that, while considered reasonable by ESSA as of the date of such statements, are inherently subject to significant medical, scientific, business, economic, competitive, political and social uncertainties and contingencies. In making forward looking statements, ESSA may make various material assumptions, including but not limited to (i) obtaining positive results of clinical trials; (ii) obtaining regulatory approvals; and (iii) general business, market and economic conditions.

Forward-looking information is developed based on assumptions about such risks, uncertainties and other factors set out herein and in ESSA’s prospectus dated September 22, 2015 under the heading “Risk Factors”, a copy of which is available on ESSA’s profile at the SEDAR website at www.sedar.com, and as otherwise disclosed from time to time on ESSA’s SEDAR profile. Forward-looking statements are made based on management's beliefs, estimates and opinions on the date that statements are made and ESSA undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change, except as may be required by applicable Canadian securities laws. Readers are cautioned against attributing undue certainty to forward-looking statements.